COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding possible purchase and acquisition of certain shares of a Chinese steel company

POSCO continues reviewing possible investment in China, however, it is difficult to make specific plan for purchase and acquisition of certain shares of a Chinese steel company in a short period of time.

¡Ø POSCO made disclosures to comply with KRX disclosure requirement every 6 months regarding possible purchase and acquisition of certain shares of a Chinese steel company.
¡Ø The first KRX disclosure requirement related with : October 11, 2004